SECURITIES AND EXCHANGE COMMISSION


                             Washington, D. C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 2)





NAME OF ISSUER: NUCO2 Inc.


TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value per share


CUSIP NUMBER: 629428103


NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS:

The BOC Group, Inc. The BOC Group plc c/o Jim Blake, Esq. General Counsel, The BOC Group, Inc. 575 Mountain Avenue Murray Hill, New Jersey 07974 Facsimile
Number: (908) 771-4803

DATE OF EVENT WHICH REQUIRES FILING: October 1, 2001


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.


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


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

NAME OF REPORTING PERSON: The BOC Group plc SS OR IRS IDENTIFICATION NUMBER OF ABOVE PERSON: N/A

1.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a) [ ]          (b) [X]
2.   SEC USE ONLY:
3.   SOURCE OF FUNDS:  WC
4. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
     Yes [ ]          No: [X]
5.   CITIZENSHIP OR PLACE OF ORGANIZATION:  England
6.   SOLE VOTING POWER:  0
7.   SHARED VOTING POWER:  1,809,319
8.   SOLE DISPOSITIVE POWER:  0
9.   SHARED DISPOSITIVE POWER: 1,809,319
10.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  1,809,319
11.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

     Yes [ ]          No: [X]
12. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.98% of the Common Stock of the Issuer (18.8% of the total voting power of the Issuer after accounting for the outstanding shares of 8% Cumulative Convertible Preferred Stock of the Issuer, which votes on an "as converted" basis with the holders of the Common Stock, voting as a single class on all matters that the holders of the Common stock are entitled to vote upon).
13. TYPE OF REPORTING PERSON: CO


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


NAME OF REPORTING PERSON: The BOC Group, Inc.
SS OR IRS IDENTIFICATION NUMBER OF ABOVE PERSON: 13-1600079

1.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a) [ ]                  (b) [x]
2.   SEC USE ONLY:
3.   SOURCE OF FUNDS: WC
4. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

     Yes  [ ] No [X]
5.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
6.   SOLE VOTING POWER: 0
7.   SHARED VOTING POWER: 1,809,319
8.   SOLE DISPOSITIVE POWER: 0
9.   SHARED DISPOSITIVE POWER: 1,809,319
10.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,809,319
11.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

     Yes [ ]          No: [X]
12. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.98% of the Common Stock of the Issuer (18.8% of the total voting power of the Issuer after accounting for the outstanding shares of 8% Cumulative Convertible Preferred Stock of the Issuer, which votes on an "as converted" basis with the holders of the Common Stock, voting as a single class on all matters that the holders of the Common stock are entitled to vote upon).
13.  TYPE OF REPORTING PERSON: CO




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


         This Amendment No. 2 to Schedule 13D amends that certain Schedule 13D originally filed March 2, 1999 with the Securities and Exchange Commission and amended December 27, 2000 (such Schedule, as so amended, being the "Schedule 13D").


Item 2   Identity and Background
         -----------------------

         Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:


         The persons listed in numbers 1 and 2 below are the persons filing the
Schedule 13D:


1.     a.    The BOC Group plc ("BOC PLC"), a public limited company organized under the laws of England and Wales.

        b.   Chertsey Road, Windlesham
             Surrey, GU20 6HJ
             England

         Information regarding the directors and executive officers of BOC PLC is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference.


2.       a.     The BOC Group, Inc. ("BOC Delaware"), a corporation incorporated under the laws of the State of Delaware, United States of America.

         b.     575 Mountain Avenue, Murray Hill, New Jersey 07974 USA.


         Information regarding the directors and executive officers of BOC Delaware is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference.



Item 3    Source and Amount of Funds or Other Consideration
          -------------------------------------------------

         Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:


         The reporting persons purchased 298,208 shares (the "Shares") of common stock of the Issuer, $.001 par value per share ("Common Stock") at an aggregate purchase price of $4,100,360. The Shares were acquired directly from Mr. Edward
M. Sellian in a private transaction for cash paid out of


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



working capital, pursuant to a stock purchase agreement, dated October 1, 2001, between Mr. Sellian and BOC Delaware (the "Stock Purchase Agreement"), which is is attached as an exhibit hereto.


Item 4   Purpose of Transaction
         ----------------------

         Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end of Item 4:


         The reporting persons purchased the Shares for investment purposes.

(a) The reporting persons have no current plans or proposals which would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions and the securities markets in general and those for the Issuer's securities in particular, as well as the business of the reporting persons and other developments and other investment opportunities. Based upon such review, the reporting persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time.


Item 5   Interest in Securities of Issuer
         --------------------------------


         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:


1.       BOC Delaware

     (a) BOC Delaware is the joint beneficial owner of 1,809,319 shares of Common Stock (1,409,319 shares of Common Stock and warrants to purchase 400,000 shares of Common Stock, which are currently exercisable at $17.00 per share), representing 19.98% of the Common Stock of the Issuer (18.8% of the total voting power of the Issuer after accounting for the outstanding shares of 8% Cumulative Convertible Preferred Stock of the Issuer ("Preferred Stock"), which votes on an "as converted basis" with the holders of the Common Stock, voting as a single class on all matters that the holders of the Common Stock are entitled to vote upon). The calculation of this percentage is based upon the number of shares of Common Stock of the Issuer



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


         disclosed by the Issuer to BOC Delaware on September 26, 2001 and the number of shares of Preferred Stock outstanding as disclosed in the Issuer's most recently filed annual report on Form 10-K.

     (b) BOC Delaware is an indirect wholly owned subsidiary of BOC PLC and therefore shares with BOC PLC the power to vote and dispose of all of the 1,409,319 shares of the owned Common Stock and all of the 400,000 shares of Common Stock underlying the warrants referred to above.

     (c) Except as described herein, there have been no transactions by BOC Delaware in securities of the Issuer in the past 60 days.

     (d) No one other than BOC Delaware and BOC PLC is known to have the right to vote or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares in Common Stock (including the shares of Common Stock issuable upon exercise of the warrants referred to above) beneficially owned by the reporting persons.

     (e) Not applicable.


2.       BOC PLC

     (f) BOC PLC is the joint beneficial owner of 1,809,319 shares of Common Stock (1,409,319 shares of Common Stock and warrants to purchase 400,000 shares of Common Stock, which are currently exercisable at $17.00 per share), representing 19.98% of the Common Stock of the Issuer (18.8% of the total voting power of the Issuer after accounting for the outstanding shares of Preferred Stock, which votes on an "as converted basis" with the holders of the Common Stock, voting as a single class on all matters that the holders of the Common Stock are entitled to vote upon). The calculation of this percentage is based upon the number of shares of Common Stock of the Issuer disclosed by the Issuer to BOC Delaware on September 26, 2001 and the number of shares of Preferred Stock outstanding as disclosed in the Issuer's most recently filed annual report on Form 10-K.



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


     (g) BOC PLC is the ultimate parent entity of BOC Delaware and therefore shares with BOC Delaware the power to vote and dispose of all of the 1,409,319 shares of the owned Common Stock and all of the 400,000 shares of Common Stock underlying the warrants referred to above.

     (h) Except as described herein, there have been no transactions by BOC PLC in securities of the Issuer in the past 60 days.

     (i) No one other than BOC Delaware and BOC PLC is known to have the right to vote or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares in Common Stock (including the shares of Common Stock issuable upon exercise of the warrants referred to above) beneficially owned by the reporting persons.

     (j) Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:


         On October 1, 2001, pursuant to the Stock Purchase Agreement, BOC Delaware purchased 298,208 shares of Common Stock at an aggregate purchase price of $4,100,360. The Shares were acquired directly from Mr. Sellian in a private transaction for cash paid out of working capital.


Item 7   Material to be Filed as Exhibits


         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:


         Exhibit 2: Stock Purchase Agreement, dated October 1, 2001 between Edward M. Sellian and BOC Delaware.


         Exhibit    3: Joint filing agreeement.



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


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                 THE BOC GROUP PLC




                                 By:   /s/ Nick Deeming
                                    --------------------------------------
Date:  October 4, 2001              Name:  Nick Deeming
       --------------------         Title: Legal Director and Company Secretary




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                 THE BOC GROUP PLC




                                 By:   /s/ James P. Blake
                                    --------------------------------------
Date:  October 4, 2001              Name:  James P. Blake
       --------------------         Title: Vice President & General Counsel



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



                                                                     Schedule I


     Directors and Executive Officers of The BOC Group plc

     1.     Board of Directors
            Sir David John
            Anthony Eric Isaac
            Julia Baddeley
            Richard S. Grant
            Harry Groome
            Chris O'Donnell
            Goran Lundberg
            J.Howard Macdonald
            Rene Medori
            Dr. Raj Rajagopal
            John L. Walsh

     2.     Executive Officers

            Executive Director of the Company:                  A E Isaac
            Chief Executive - Process Gas Solutions             R S Grant
            Group Finance Director                              R Medori
            Chief Executive - BOC Edwards                       K Rajagopal
            Chief Executive - Industrial & Special Products     J L Walsh
            Chief Executive - Asia                              J Bevan*
            Group Legal Affairs Director                        N Deeming*
            Group Corporate Relations Director                  S Dempsey*
            Group Information Management Director               P Dew*
            Group Human Resources Director                      R Lourey*
            Group Business Development Director                 G Sedgwick*


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


                                                                   Schedule II


     Directors and Executive Officers of The BOC Group, Inc.

     1.     Board of Directors
            James Blake
            Richard S. Grant
            Anthony Eric Isaac
            Rene Medori
            J. Kent Masters

     2.     Executive Officers

            President                                      Anthony Eric Isaac
            Vice President                                 Richard S. Grant
            Vice President                                 Brian P. Walsh
            Treasurer                                      David L. Brooks
            Assistant Treasurer                            James A. Boyce
            Vice President and Secretary                   James Blake
            Vice President and Chief Financial Officer     Robert Wowk
            Assistant Secretary                            Deborah G. Rosenthal
            Assistant Secretary                            Patricia E. Fleming
            Assistant Secretary                            Dean A. Bertolino
            Assistant Secretary                            Donna C Boehme
            Assistant Secretary                            David L. Rae
            Assistant Secretary                            Paul E. Stolzer



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